EXHIBIT 12

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth certain information regarding the Company’s ratios of earnings to fixed charges.  Fixed charges represent interest expense, a portion of rent expense representative of interest, trust-preferred securities expense, and amortization of debt issuance costs.

	Year ended December 31
	2001	2000 (1)	1999	1998	1997
	(In thousands, except ratio amounts)
Fixed Charges:
Interest expense excluding deposits	$180,576	276,059	171,725	102,878	125,993
Interest portion of rental expense	15,929	13,346	13,426	11,095	6,111
Fixed charges excluding interest on deposits	196,505	289,405	185,151	113,973	132,104
Interest on deposits	461,587	546,746	446,124	356,029	221,396
Fixed charges including interest on deposits	$658,092	836,151	631,275	470,002	353,500

Earnings:
Income before income taxes (1)	$440,181	381,315	308,511	213,405	199,070
Fixed charges excluding interest on deposits	196,505	289,405	185,151	113,973	132,104
Earnings excluding interest on deposits	636,686	670,720	493,662	327,378	331,174
Interest on deposits	461,587	546,746	446,124	356,029	221,396
Earnings including interest on deposits	$1,098,273	1,217,466	939,786	683,407	552,570

Ratio of Earnings to Fixed Charges:
Excluding interest on deposits	3.24	2.32	2.67	2.87	2.51
Including interest on deposits	1.67	1.46	1.49	1.45	1.56

(1)

For the year 2000, earnings used in the calculation of the ratios excludes the impairment loss on First Security Corporation common stock of $96.9 million and merger-related expense of $41.5 million, mainly related to the terminated First Security Corporation merger.